

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

<u>Via E-mail</u>
Mr. Jose G. Ibarra, Senior Vice President-Finance, Chief Financial Officer
R.G. Barry Corporation
13405 Yarmouth Road, N.W.
Pickerington, Ohio 43147

> **Re:** **R.G. Barry Corporation**
> **Form 10-K for Fiscal Year End July 3, 2010**
> **Filed September 9, 2010**
> **File No. 001-08769**

Dear Mr. Ibarra:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director